

August 10, 2010

Luis Pablo Rogelio Pagano
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Azopardo 1025
Ciudad de Buenos Aires, C1107ADQ
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor")**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 8, 2010**
> **File No. 001-33422**

Dear Mr. Pagano:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 16B. Code of Ethics

1. On page 128 of your filing you state that you adopted your code of ethics in 2003, updated it in 2009 and expect to post a revised version to your website "as soon as practicable." We note that your Forms 20-F for the periods ended December 31, 2007 and December 31, 2008 also state that you will post your code of ethics to your website as soon as practicable, but it does not appear that you have posted a copy on your website. We further note that it appears you have not filed a copy of your code of ethics with the Commission nor have you undertaken in this or your prior annual reports to provide a copy to any person without charge. Please advise us of the current status of your code of ethics and confirm the date by which you will post it to your website. See Item 16B of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kenneth S. Blazejewski, Esq.
        Cleary Gottlieb
        Via Fax (212) 225-3999